Exhibit 21

SUBSIDIARIES OF APRICUS BIOSCIENCES, INC.

1.	BQ Kits, Inc., incorporated in California on September 19, 2011.

2.	Apricus Pharmaceuticals USA, Inc. (formerly Topotarget USA, Inc.), incorporated in Delaware on July 12, 2006 and acquired by the Company on December 29, 2011.

3.	NexMed Holdings, Inc., incorporated in Delaware on February 28, 1997.

4.	NexMed (U.S.A.), Inc., incorporated in Delaware on June 18, 1997.

5.	NexMed International Limited, incorporated in the British Virgin Islands on August 2, 1996.